Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

September 18, 2007

VIA EDGAR

Mr. Brick Barrientos

Division of Investment Company Regulation

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Manning & Napier Fund, Inc.’s Preliminary Proxy Statement

Dear Mr. Barrientos:

Set forth below are your comments, and our responses to those comments, on Manning & Napier Fund, Inc. (the “Fund”) Schedule 14A filed under the Securities Exchange Act of 1934, as amended for the purpose of filing a preliminary proxy statement. Both the comments and responses are based on Schedule 14A, which were filed with the Securities and Exchange Commission (“SEC”) on August 31, 2007.

1.

Comment: In the sub-section entitled “Board Consideration Regarding the New Investment Advisory Agreement,” please describe the Board’s consideration with respect to fulfillment of the Advisor’s duties under the Current Investment Advisory Agreement.

Response: In response to your comment, we have added the following in the fourth paragraph of the sub-section:

The Board also considered the nature and quality of such services provided under the Current Investment Advisory Agreement in light of the Advisor’s services provided to the Fund for 21 years.

2.	Comment: In the sub-section entitled “Board Consideration Regarding the New Investment Advisory Agreement,” please include the Board’s consideration regarding the Series’ performance, if applicable.

Response: In response to your comment, we have added the following in the fifth paragraph of the sub-section:

The Board noted that all the Series were competitive against their respective benchmark indices over all time periods noted above through September 30, 2006.

3.

Comment: In the section entitled “General,” please clarify whether Proposal 2 or an item under Proposal 3 may not be implemented for the Series that approved Proposal 2 or an item under Proposal 3 if approved by shareholders of those Series.

Response: We have complied with this request and revised the relevant paragraph to read as follows:

Proposal 2 will be implemented only if it is approved by shareholders of all of the Series. If an item under Proposal 3 is approved by shareholders of one of the Series and disapproved by shareholders of another Series, the proposed item will be implemented for the Series that approved the proposed item and will not be implemented for any Series that did not approve the proposed item.

4.

Comment: Under the sub-section “Description of the Material Terms of the New Investment Advisory Agreement,” please state whether there are differences in the management fees under the Current Investment Advisory Agreement and the New Investment Advisory Agreement.

Response: We have complied with this request and added the following sentence:

There are no differences in the management fees under the Current Investment Advisory Agreement and the New Investment Advisory Agreement.

5.

Comment: With respect to the discussion about calculation of advisory fees under the third bullet point in the section entitled “Material Differences Between the Current Investment Advisory Agreement and the New Investment Advisory Agreement,” please explain whether the Current Investment Advisory Agreement is in compliance with applicable law in the absence of a provision which provides a method of calculating the advisory fees.

Response: The Current Investment Advisory Agreement does provide a method of calculating the advisory fees and we believe that it complies with applicable law. We have added a paragraph simply to confirm that the method for determining the net asset value of the Fund for purposes of calculating the Advisor’s compensation under paragraph 5 of the New Investment Advisory Agreement is the same as the method for determining the net asset value of the Fund described in the Fund’s registration statement. To minimize potential confusion, we have revised the disclosure in the bullet point to read as follows:

Inclusion of a sentence reflecting the current practice that the method of determining the net asset value of the Fund for purposes of calculating the Advisor’s compensation for all services rendered by the Advisor is the same as the method for determining the net asset value of the Fund described in the Fund’s registration statement. See “Compensation” above.

6.

Comment: With respect to the discussion about the Advisor’s services regarding portfolio transactions, custody of the Fund’s assets and review of proxy materials and voting proxies on behalf of the Fund under the second, fifth and sixth bullet points in the sub-section entitled “Material Differences Between the Current Investment Advisory Agreement and the New Investment Advisory Agreement,” please state whether such services are new or existing services provided by the Advisor.

Response: All the services described in those bullet points are existing services provided by the Advisor. The Advisor has been providing these services under the Current Investment Advisory Agreement; however they were not specified as required services in the Current Investment Advisory Agreement. We have revised those bullet points to reflect that the additional language describing such services provided by the Advisor in the New Investment Advisory Agreement relates to existing services provided by the Advisor which are not specified in the Current Investment Advisory Agreement.

•

Restatement of the Advisor’s duties and obligations with respect to portfolio transactions and obtaining best execution, including aggregation of portfolio transactions for the Fund and other clients of the Advisor. The additional language in the New Investment Advisory Agreement simply describes existing services provided by the Advisor. See “Investment Advisory Services” above.

•

Inclusion of a provision that more clearly delineates the responsibilities between the Fund and the Advisor with respect to the custody of the Fund’s assets, including an express requirement that the Fund’s custodian be a “qualified custodian” under the Investment Advisers Act of 1940, that the Fund shall be responsible for all custodial arrangements and that the Advisor shall have no responsibility or liability with respect to such arrangements or conduct of the Fund’s custodian. This provision reflects current industry standards and practices and does not address any new responsibilities of the Advisor. See “Custody of Fund Assets” above.

•

Inclusion of a new provision setting forth the responsibilities of the Advisor for reviewing proxy materials and voting proxies on behalf of the Fund. While not expressly addressed in the Current Investment Advisory Agreement, the Advisor has been performing such responsibilities. See “Proxy Voting” above.

7.

Comment: Please remove or revise any bullet points that summarize the material differences between the Current and New Investment Advisory Agreements under the subsection entitled “Material Differences Between the Current Investment Advisory Agreement and the New Investment Advisory Agreement,” if they only provide restatements of provisions under the Current Investment Advisory Agreement and do not discuss specifically the differences between the two agreements.

Response: While the New Investment Advisory Agreement does not contain any provisions regarding new responsibilities of the Fund or Advisor, it includes provisions that describe existing responsibilities of the Advisor that were not specified in the Current Investment Advisory Agreement. We have added language where appropriate, to provide a better description of the differences between the two agreements.

8.

Comment: Please state that the jurisdiction of governing law of the New Investment Advisory Agreement is the State of Maryland in the bullet point under the subsection entitled “Material Differences Between the Current Investment Advisory Agreement and the New Investment Advisory Agreement.”

Response: We have complied with this request.

9.	Comment: With respect to Proposal 3.A.i., please disclose additional risk in connection with borrowing money by the Series in the analysis.

Response: We have complied with this request and added the following disclosure:

As with any borrowing, the borrower, in this case the Series, may bear certain economic risks associated with the credit worthiness of the lender and to the extent particular investments are related to such borrowing, certain economic risks of those investments may be magnified.

10.

Comment: With respect to Proposal 3.A.ii., please add “tax-exempt” for the obligations of state or municipal governments and their political subdivisions under the sub-section entitled “Proposed Fundamental Policy/Restriction.”

Response: We have complied with this request.

11.	Comment: With respect to Proposal 3.A.ii., please consider deleting the reference to money market funds in the analysis.

Response: We have complied with this request.

12.	Comment: With respect to Proposal 3.A.v., please indicate whether policy changes are being made with respect to the Series’ real estate investments.

Response: We have added the following disclosure to reflect that the proposed changes regarding investment in real estate and commodities are intended to make the Series’ policies consistent across all Series.

The proposed changes are intended to make the Series’ policies regarding investments in real estate and commodities consistent across all Series and not for the purpose of changing any current investment practice.

13.	Comment: With respect to Proposal 3.A.vi., please clarify what type of investment flexibility is being provided as mentioned in the analysis.

Response: We have revised the analysis of this section to reflect that the sole purpose of the proposed changes is to make the Series’ policies consistent across all Series and not for the purpose of changing any current investment practice.

14.	Comment: With respect to Proposal 3.B.i., disclose additional risk in connection with investing in restricted securities by the Series in the analysis.

Response: We have complied with this request and added the following disclosure:

Certain restricted securities may be considered illiquid and as such, entail additional investment risks, including, without limitation, that the lack of a secondary market in a particular security may make it difficult to sell such security, resulting in the Series continuing to bear the economic risk of investment as the value of such investment declines.

15.	Comment: With respect to Proposal 3.B.iii., please disclose additional risk in connection with investing in other investment companies in the analysis.

Response: We have complied with this request and added the following disclosure:

In addition, shareholders will bear the risks related to the investment decisions and expertise of the advisors to such investment companies. The Advisor will take these risks into account prior to deciding whether such an investment is suitable for a Series and its shareholders.

16.	Comment: With respect to Proposal 3.B.vii., please disclose additional risk in connection with investing in foreign securities.

Response: We have complied with this request and added the following disclosure:

Investing in foreign securities entails special risks including, without limitation: the prices of foreign securities may move in a direction different than prices of U.S. securities; the value of securities denominated in a foreign currency may be affected by exchange rates between those currencies and the U.S. dollar; prices of foreign securities may go down due to the action of foreign governments or political instability; there may be more limited availability of accurate information about foreign securities; and investments in emerging markets may be more volatile.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (585) 325-6880 with any questions or comments.

Very truly yours,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

Cc:	Timothy W. Levin, Morgan, Lewis & Bockius, LLP